UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker


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1(a)  NAME OF ISSUER (Please type or print)

      The Eastern Company
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1(b)  IRS IDENT. NO.                      (c) SEC FILE NO.

      06-0330020                              0-599
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1(d)  ADDRESS OF ISSUER STREET

      112 Bridge Street
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1(d)  CITY STATE ZIP CODE

      Naugatuck, CT  06770
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1(e)  TELEPHONE

      AREA CODE                           NUMBER

      203                                 729-2255
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2(a)  NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

      Salaried Employees Retirement Plan of The Eastern Company Trust
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2(b)  IRS IDENT. NO.                      (c) RELATIONSHIP TO ISSUER

      04-3581074                           Employee Benefit Plans of Issuer
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2(d)  ADDRESS STREET

      112 Bridge Street
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2(d)  CITY STATE ZIP CODE Naugatuck CT 06770
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.


                                                                                                          SEC USE
3 (a)         (b)                        SEC USE    (c )            (d)           (e)            (f)              (g)
Title of      Name and Address of Each   ONLY       Number of       Aggregate     Number of      Approximate      Name of Each
the Class     Broker Through Whom the    Broker-    Shares or       Market        Shares or      Date of Sale     Securities
of            Securities are to be       Dealer     Other Units     Value         Other Units    (See instr.      Exchange
Securities    Offered to Each Market     File       to be Sold                    Outstanding    3(f))
to            Maker who is               Number     (See instr.     (See instr.   (See instr.    (MO. DAY YR.)    (See instr.
be Sold       Acquiring the Securities              3 (c ))         3(d))         3(e))                           3(g))

----------    ------------------------   ------    -------------    ----------    -----------    ------------     -------------
Common         Morgan Stanley.                       50,223          1,456,467     5,578,521      05/24/07         American
Stock          1585 Broadway, 30th Floor                                                                           Stock
               New York, NY  10036                                                                                 Exchange




INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer's S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                         TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:


                         Nature of           Name of Person from Whom              Amount of
Title of     Date you     Acquisition        Acquired  (If gift,                   Securities        Date of         Nature of
the Class    Acquired     Transaction        also give date donor acquired)        Acquired          Payment         Payment
---------    --------     -----------        ------------------------------        --------          -------         -------
 Common      6/4/1975     Open Market         Open Market Transaction               21,131 shares    June 1975       Cash at time
 Stock           to       Transaction                                                                to Dec 1983     of purchase
             12/8/1983

 Common      10/1/1996    Merger of Plan      The Eastern Company  Pension Plan     29,092 shares    10/1/1996       Merger
 Stock                    Assets              for Hourly Rated Employees of the
                                              Alloy Foundries Division Shares
                                              were originally acquired on the
                                              open market during the period June
                                              4, 1975 - December 8, 1983


INSTRUCTIONS:

If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.


               TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


                                                                                            Amount of
Name and Address of Seller            Title of Securities Sold          Date of Sale     Securities Sold         Gross Proceeds
--------------------------            -------------------------         ------------     ---------------         --------------

The Salaried Employees                The Eastern Company                 3/6/2007           20,300 Shares        $   537,623
Retirement Plan of the                Common Stock
Eastern Company Trust

The Salaried Employees                The Eastern Company                 3/7/2007            4,200 Shares        $   111,569
Retirement Plan of the                Common Stock
Eastern Company Trust

The Salaried Employees                The Eastern Company                 3/8/2007            3,100 Shares        $    82,071
Retirement Plan of the                Common Stock
Eastern Company Trust

The Salaried Employees                The Eastern Company                 3/9/2007            2,500 Shares        $    66,373
Retirement Plan of the                Common Stock
Eastern Company Trust

The Salaried Employees                The Eastern Company                3/12/2007           16,200 Shares        $   452,224
Retirement Plan of the                Common Stock
Eastern Company Trust

The Salaried Employees                The Eastern Company                3/13/2007           41,000 Shares        $ 1,150,721
Retirement Plan of the                Common Stock
Eastern Company Trust

The Salaried Employees                The Eastern Company                3/14/2007            3,100 Shares        $    85,885
Retirement Plan of the                Common Stock
Eastern Company Trust

The Salaried Employees                The Eastern Company                3/15/2007              200 Shares        $     5,505
Retirement Plan of the                Common Stock
Eastern Company Trust

The Salaried Employees                The Eastern Company                3/23/2007            4,400 Shares        $   121,506
Retirement Plan of the                Common Stock
Eastern Company Trust

The Salaried Employees                The Eastern Company                3/26/2007            3,700 Shares        $   102,754
Retirement Plan of the                Common Stock
Eastern Company Trust

The Salaried Employees                The Eastern Company                3/27/2007              300 Shares        $     8,256
Retirement Plan of the                Common Stock
Eastern Company Trust

The Salaried Employees                The Eastern Company                3/28/2007            1,900 Shares        $    52,281
Retirement Plan of the                Common Stock
Eastern Company Trust

The Salaried Employees                The Eastern Company                3/29/2007              800 Shares        $    21,999
Retirement Plan of the                Common Stock
Eastern Company Trust

The Salaried Employees                The Eastern Company                3/30/2007            1,400 Shares        $    38,461
Retirement Plan of the                Common Stock
Eastern Company Trust

The Salaried Employees                The Eastern Company                4/03/2007            8,000 Shares        $   220,738
Retirement Plan of the                Common Stock
Eastern Company Trust

The Salaried Employees                The Eastern Company                4/04/2007            5,123 Shares        $   141,930
Retirement Plan of the                Common Stock
Eastern Company Trust

The Salaried Employees                The Eastern Company                4/05/2007            3,977 Shares        $   110,189
Retirement Plan of the                Common Stock
Eastern Company Trust

The Salaried Employees                The Eastern Company                4/09/2007            3,000 Shares        $    83,202
Retirement Plan of the                Common Stock
Eastern Company Trust

The Eastern Company Pension           The Eastern Company                5/08/2007              500 Shares        $    13,745
Plan for Hourly-Rated                 Common Stock
Employees Trust

The Eastern Company Pension           The Eastern Company                5/10/2007              583 Shares        $    16,053
Plan for Hourly-Rated t               Common Stock
Employees Trus

The Eastern Company Pension           The Eastern Company                5/11/2007           22,255 Shares        $   613,278
Plan for Hourly-Rated                 Common Stock
Employees Trust

The Eastern Company Pension           The Eastern Company                5/14/2007            6,000 Shares        $   166,275
Plan for Hourly-Rated                 Common Stock
Employees Trust

The Eastern Company Pension           The Eastern Company                5/15/2007            6,100 Shares        $   167,811
Plan for  Hourly-Rated                Common Stock
Employees Trust

The Eastern Company Pension           The Eastern Company                5/16/2007            4,000 Shares        $   110,014
Plan for Hourly-Rated                 Common Stock
Employees Trust

The Eastern Company Pension           The Eastern Company                5/17/2007               74 Shares        $     2,033
Plan for Hourly-Rated                 Common Stock
Employees Trust

The Eastern Company Pension           The Eastern Company                5/18/2007              826 Shares        $    22,802
Plan for Hourly-Rated                 Common Stock
Employees Trust

The Eastern Company Pension           The Eastern Company                5/21/2007            8,600 Shares        $   236,732
Plan for Hourly-Rated                 Common Stock
Employees Trust


REMARKS:
None


INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.


ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.

         5/25/07                            /s/Leonard F. Leganza
         -------                            ---------------------
      (DATE OF NOTICE)                            (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION:  Intentional  misstatements or omission of facts  constitute  Federal
            Criminal Violations (See 18 U.S.C. 1001).